Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

October 21, 2008

Mr. Mark Shannon
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	SecureLogic Corp. (the "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Fiscal Quarters Ended
March 31, 2008 and June 30, 2008
File No. 000-28099

Dear Mr. Shannon:

Enclosed please find Amendments to the Company’s Form 10-KSB for the Fiscal Year Ended December 31, 2007 and Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008 which have been filed in response to your September 25, 2008 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to).

Form 10-KSB/A

1. In response to comment number 1, please note that the Company’s written acknowledgement is attached hereto.

2. In response to comment number 2, please note that the disclosure required by paragraphs 1 and 3 of Item 308T(a)(1) of Regulation S-B has been added.

3.  In response to comment number 3, please note that the Company’s management has now concluded that its disclosure controls and procedures were not effective as of December 31, 2007 and the disclosure has been revised accordingly.

Forms 10-Q/As

4.  In response to comment number 4, please note that the disclosure regarding the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) has been added.

5. In response to comment number 5, please note that the Form 10Q/A now reflects that there were changes in the Company’s internal controls over financial reporting during the quarter ended June 30, 2008.

6. In response to comment number 6, please note that Exhibit 31 to both Form 10-Q/As has been revised.

7. In response to comment number 7, please note that Item 4(T) has been revised to reflect that the assessment of disclosure controls and procedures was completed as of March 31, 2008.

Sincerely,

/s/ Paul Goodman
Paul Goodman